As filed with the Securities and Exchange Commission on October 13, 2017	Registration No. 333- __________

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

DYNATRONICS CORPORATION
(Exact name of Registrant as specified in its charter)

Utah	87-0398434
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)
7030 Park Centre Dr.
Cottonwood Heights, Utah 84121
(801) 568-7000
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Kelvyn H. Cullimore, Jr.
Chief Executive Officer
7030 Park Centre Dr.
Cottonwood Heights, Utah 84121
(801) 568-7000
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Wayne D. Swan
Kevin R. Pinegar
Durham Jones & Pinegar, P.C.
111 South Main, Suite 2400
Salt Lake City, Utah 84111
(801) 297-1100 (Telephone) (801) 415-3500 (Fax)
Approximate date of commencement of proposed sale to the public: From time to time after this Registration Statement becomes effective.
If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐
If any of the securities registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☐
If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act:
(Check one):
Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☒
Emerging growth company	☐
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐
CALCULATION OF REGISTRATION FEE
Title of each class of securities to be registered	Amount to be registered (1)	Proposed maximum offering price per unit (2)	Proposed maximum aggregate offering price (2)	Amount of registration fee

Common Stock, no par value per share, underlying Series C Convertible Preferred Stock	2,800,000	$2.30	$6,440,000	$801.78
Common Stock, underlying Series D Convertible Preferred Stock	1,581,395	$2.30	$3,637,209	$452.83
Common Stock underlying Warrants	1,400,000	$2.75	$3,850,000	$479.33
Total	5,781,395		$13,927,209	$1,733.94

(1)
This Registration Statement registers: (a) 2,800,000 shares of common stock, no par value ("Common Stock") of Dynatronics Corporation (the "Company") issuable upon conversion of the Company's Series C Non-Voting Convertible Preferred Stock ("Series C Preferred Stock"); (b) 1,581,395 shares of Common Stock issuable upon conversion of the Company's Series D Non-Voting Convertible Preferred Stock ("Series D Preferred Stock") and (c) 1,400,000 shares of Common Stock issuable upon exercise of common stock purchase warrants (the "Warrants"). The Series C Preferred Stock and the Warrants were issued by the Company to certain of the selling shareholders identified herein in a private placement; the Series D Preferred Stock was issued to a selling shareholder under the terms of an asset purchase agreement in partial consideration for the purchase of the assets of the selling shareholder. Pursuant to Rule 416 under the Securities Act of 1933, this Registration Statement also relates to an indeterminate number of additional shares of Common Stock issued or then issuable upon any stock split, dividend, or other distribution, recapitalization or similar event with respect to the foregoing.

(2)
Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(c) and (g) under the Securities Act, based on the average of the high and low prices reported for the shares of Common Stock as reported on The Nasdaq Capital Market on October 12, 2017.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.
PRELIMINARY PROSPECTUS SUBJECT TO COMPLETION, DATED OCTOBER 13, 2017
DYNATRONICS CORPORATION
4,381,395 Shares of Common Stock Issuable upon
Conversion of Preferred Stock
1,400,000 Shares of Common Stock Issuable upon
Exercise of Warrants
This prospectus covers the sale or other disposition from time to time of up to 5,781,395 shares of our common stock, no par value per share ("Common Stock"), including a total of 2,800,000 shares issuable upon conversion of shares of our Series C Non-Voting Convertible Preferred Stock ("Series C Preferred Stock"), 1,581,395 shares issuable upon conversion of our Series D Non-Voting Convertible Preferred Stock ("Series D Preferred Stock", and, together with the Series C Preferred Stock, the "Preferred Stock")), and 1,400,000 shares issuable upon the exercise of common stock warrants (the "Warrants"), by the selling shareholders identified in this prospectus, including their transferees, pledgees, donees or successors. In addition, this prospectus relates to an undetermined number of additional shares of our Common Stock issued or then issuable upon any stock split, dividend, or other distribution, recapitalization or similar event with respect to the foregoing, that may be offered from time to time by the selling shareholders identified in this prospectus, including their transferees, pledgees, donees or successors.
The selling shareholders may, from time to time, sell, transfer, or otherwise dispose of any or all of their shares of Common Stock or interests in shares of Common Stock on any stock exchange, market, or trading facility on which the shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.
Dynatronics is not offering any shares of our Common Stock for sale under this prospectus. We will not receive any of the proceeds from the sale or other disposition of the shares of our Common Stock by the selling shareholders, other than any proceeds from the cash exercise of the Warrants by the selling shareholders to purchase shares of our Common Stock which are registered for resale by the selling shareholders under this prospectus.
We have paid the fees and expenses incident to the registration of the shares of Common Stock for sale by the selling shareholders. Our registration of the shares of Common Stock covered by this prospectus does not mean that the selling shareholders will offer or sell any of the shares.
Our Common Stock is listed on The Nasdaq Capital Market under the symbol "DYNT." On October 12, 2017, the last reported sale price of our Common Stock was $2.30 per share.
Investing in our securities involves risk. Please see "Risk Factors" on page 4 for a discussion of certain risks that you should consider in connection with an investment in the securities.
We may amend or supplement this prospectus from time to time by filing amendments or supplements as required. You should read the entire prospectus and any amendments or supplements carefully before you make your investment decision.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
This prospectus is dated [_______________], 2017.

TABLE OF CONTENTS
About This Prospectus	3

Where You Can Find More Information	3

Documents Incorporated by Reference	3

Information Regarding Forward-Looking Statements	4

Risk Factors	4

Use of Proceeds	4

Selling Shareholders	5

Selling Shareholders Table	10

Description of Capital Stock	12

Description of Warrants	17

Plan of Distribution	18

Legal Matters	20

Experts	20

ABOUT THIS PROSPECTUS
This prospectus is part of a registration statement on Form S-3 under the Securities Act of 1933, as amended (the "Securities Act"), that we filed with the Securities and Exchange Commission (the "SEC") using the "shelf" registration process. Under this shelf registration process, the selling shareholders named in this prospectus may offer and sell the securities described in this prospectus in one or more offerings.
You should rely only on the information contained in or incorporated by reference into this prospectus or any accompanying prospectus supplement. Neither we nor the selling shareholders have authorized anyone to provide you with different information. This document may only be used where it is legal to sell these securities. You should not assume that the information contained in this prospectus, or in any prospectus supplement, is accurate as of any date other than its date regardless of the time of delivery of the prospectus or prospectus supplement or any sale of the securities.
This prospectus and any accompanying prospectus supplement may include trademarks, service marks and trade names owned by us or other companies. All trademarks, service marks and trade names included in this prospectus are the property of their respective owners. As used in this prospectus, unless the context otherwise requires, all references to "we," "us," "our," the "Company" and "Dynatronics," are to Dynatronics Corporation, a Utah corporation, and its subsidiaries, collectively. All references to "this prospectus" refer to this prospectus and any applicable prospectus supplement, unless the context otherwise requires.
WHERE YOU CAN FIND MORE INFORMATION
We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC's website at www.sec.gov and on our corporate website at www.dynatronics.com. Information on our website does not constitute part of this prospectus. You may inspect without charge any documents filed by us at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain copies of all or any part of these materials from the SEC upon the payment of certain fees prescribed by the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room.
DOCUMENTS INCORPORATED BY REFERENCE
The SEC allows us to "incorporate by reference" into this prospectus the information in other documents we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus. Some information contained in this prospectus updates the information incorporated by reference, and information that we file subsequently with the SEC will automatically update this prospectus. In other words, in the case of a conflict or inconsistency between information set forth in this prospectus and information that we file later and incorporate by reference into this prospectus, you should rely on the information contained in the document that was filed later.
In particular, we incorporate by reference into this prospectus the documents listed below (and any amendments thereto) and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended ("Exchange Act") after the initial filing of the registration statement that contains this prospectus and prior to the time that all the securities offered by this prospectus have been sold by the selling shareholders as described in this prospectus (other than, in each case, documents or information deemed to have been "furnished" and not "filed" in accordance with SEC rules) or such registration statement has been withdrawn:
•	our Current Reports on Form 8-K filed on September 27, 2017, October 2, 2017, and October 6, 2017;

•	Our Annual Report on Form 10-K for the fiscal year ended June 30, 2017, filed on September 27, 2017;

•	Our Preliminary Proxy Statement filed on Schedule 14A on October 13, 2017, relating to our Annual Meeting of Shareholders to be held November 29, 2017; and

•
The description of our Common Stock contained in our registration statement on Form S-1, as amended, initially filed with the SEC and effective November 2, 1984 (No. 2-85045), including any amendment to that form that we may have filed in the past, or may file in the future, for the purpose of updating the description of our Common Stock.

Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus will be deemed to be modified or superseded to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference in this prospectus modifies or supersedes that statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.
You may request a copy of the registration statement, the above filings and any future filings that are incorporated by reference into this prospectus, other than an exhibit to a filing unless that exhibit is specifically incorporated by reference into that filing, at no cost to you, by writing or calling us at the following address:
Dynatronics Corporation
Attention: Vice President of Business Development
7030 Park Centre Dr.
Cottonwood Heights, Utah 84121
(801) 568-7000
Except as provided above, no other information, including information on our website, is incorporated by reference in this prospectus.
INFORMATION REGARDING FORWARD-LOOKING STATEMENTS
The information in this prospectus, including information in documents incorporated by reference in this prospectus, includes statements of our expectations, intentions, plans and beliefs that constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act and are intended to come within the safe harbor protection provided by those sections. These statements, which involve risks and uncertainties, may relate to the discussion of our business strategies and our expectations concerning future operations and business plans, our future growth strategy, including our plans to expand, develop, or acquire particular operations or businesses, margins, profitability, trends, investing, financing activities for our future liquidity and capital resources, and to analyses and other information that are based on forecasts of future results and estimates of amounts not yet determinable. We have used words such as "may," "will," "should," "expect," "intend," "plan," "anticipate," "believe," "think," "estimate," "seek," "predict," "could," "project," "potential," "continue" and other similar terms and phrases, including references to assumptions, in this prospectus to identify forward-looking statements. These forward-looking statements are made based on expectations and beliefs concerning future events affecting us and are subject to uncertainties, risks and factors relating to our operations and business environments, all of which are difficult to predict and many of which are beyond our control, that could cause our actual results to differ materially from those matters expressed or implied by these forward-looking statements. Such risks and other factors include those listed in the "Risk Factors" incorporated by reference into this prospectus from our Annual Report on Form 10-K, as updated by subsequent reports.
You should read this prospectus, and the documents that we reference in this prospectus and which have been filed as exhibits to the registration statement of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any issuance or sale of our common shares. Except as required by law, we do not assume any obligation to update any forward-looking statements.
RISK FACTORS
Please carefully consider the risk factors described in our periodic reports filed with the SEC, which are incorporated by reference in this prospectus. Before making an investment decision, you should carefully consider these risks as well as other information we include or incorporate by reference in this prospectus or include in any applicable prospectus supplement. Additional risks and uncertainties not presently known to us or that we deem currently immaterial may also impair our business operations or adversely affect our results of operations or financial condition.
USE OF PROCEEDS
The selling shareholders will receive all of the net proceeds from the sale of their Common Stock under this prospectus, including the Common Stock underlying the Preferred Stock and the Warrants. We will not receive any of the proceeds from the sale of the Common Stock by the selling shareholders.
The selling shareholders will pay any underwriting discounts and commissions and expenses incurred by the selling shareholders for brokerage, accounting, tax, legal services or any other expenses incurred by the selling shareholders in disposing of these shares. We will bear all other costs, fees and expenses incurred in effecting the registration of the shares covered by this prospectus.

SELLING SHAREHOLDERS
Private Placement
On October 2, 2017, we closed on the purchase of substantially all of the assets of Bird & Cronin, Inc., a Minnesota corporation ("Bird & Cronin"), pursuant to the terms of an Asset Purchase Agreement dated September 26, 2017 (the "Asset Purchase Agreement"). In connection with this transaction (the "Acquisition"), we financed our purchase in part using the proceeds from the sale of our Series C Preferred Stock and the Warrants in a private offering (the "Private Placement"). The offer and sale of these securities was effected pursuant to the terms of a Securities Purchase Agreement dated September 26, 2017 (the "Securities Purchase Agreement") entered into with certain accredited investors, including institutional investors (the "Investors"). In the Private Placement, we sold 2,800,000 shares of Series C Preferred Stock and Warrants for the purchase of 1,400,000 shares of Common Stock, for gross proceeds of $7.0 million, or $2.50 per share of Series C Preferred Stock. The Series C Preferred Stock and the Warrants are sometimes referred to collectively in this prospectus as the "Series C Securities".
The Series C Securities and their underlying securities were offered and issued or will be issued to the Investors in reliance upon exemptions from the registration requirements of the Securities Act, including exemptions under Section 4(a)(2) of the Securities Act and Regulation D promulgated thereunder, relating to sales by an issuer not involving any public offering, and in reliance on similar exemptions under applicable state laws. Each Investor represented that it is an accredited investor and that it is acquiring the securities for investment purposes only and not with a view to any resale, distribution or other disposition of such securities in violation of the United States federal securities laws. Securities issued in the Private Placement are "restricted securities" under the Securities Act and may not be transferred, sold or otherwise disposed of unless they are subsequently registered or an exemption is available under the Securities Act.
The conversion of the Series C Preferred Stock and the exercise of the Warrants are subject to certain Shareholder Approval requirements, as defined below. Until we have obtained Shareholder Approval, we will not issue any shares of Common Stock issuable upon conversion of the Series C Preferred Stock or otherwise in connection therewith to "Insiders" of the Company (officers, directors, employees, consultants) or in any amount that exceeds 19.9% of the issued and outstanding shares of Common Stock of the Company prior to the Private Placement (the "19.9% Limitation"). Until we have obtained Shareholder Approval, the Warrants may not be exercised.
The rights and preferences of the Series C Preferred Stock are designated by the Company's Board of Directors in the Certificate of Designations, Preferences and Rights of the Series C Non-Voting Convertible Preferred Stock of Dynatronics Corporation (the "Series C Designations") filed with the Utah Division of Corporations and Commercial Code ("Utah Division") on September 29, 2017.
Our Common Stock is listed on The Nasdaq Capital Market ("NASDAQ") and we are subject to the Nasdaq Listing Rules ("Nasdaq Rules") governing listing requirements (Section 5500 of the Nasdaq Rules for securities listed on the Capital Market) and corporate governance (Section 5600 of the Nasdaq Rules) of companies with securities listed on NASDAQ. Pursuant to the terms of both the Asset Purchase Agreement and the Securities Purchase Agreement, we have covenanted to obtain approval of our shareholders ("Shareholder Approval") as may be required by the Nasdaq Rules for us to issue the shares of Common Stock issuable upon conversion of the Series C Preferred Stock (as well as the Series D Preferred Stock) and exercise of the Warrants, including Nasdaq Listing Rule 5635(a), which requires shareholder approval prior to the issuance of securities in connection with an acquisition of the stock or assets of another company where the total number of shares of common stock to be issued is or will be equal to or in excess of 20% of the total number of shares of common stock outstanding before the issuance of the stock or securities.
Each share of Series C Preferred Stock has no par value per share and a stated value equal to $2.50, with the aggregate stated value of all shares of Series C Preferred Stock being $7.0 million.
Prior to Shareholder Approval, Investors (excluding officers, directors, employees or consultants of the Company) may convert their shares of Series C Preferred Stock into shares of Common Stock at a conversion price of $2.50 per share, subject to the 19.9% Limitation.

All shares of Series C Preferred Stock will convert automatically into shares of Common Stock, at the conversion price of $2.50 per share, immediately upon receipt of Shareholder Approval (the "Mandatory Conversion Date"); provided, however, that unless an Investor elects at the time of issuance that it shall not apply, the Series C Designations provides that the Company shall not effect any conversion of such holder's shares of Series C Preferred Stock, and such holder shall not have the right to convert any portion of the Series C Preferred Stock, to the extent that, after giving effect to the conversion of the holder's Series C Preferred Stock such holder (together with such holder's affiliates, and any persons acting as a group together with such holder or any of such holder's affiliates) would beneficially own in excess of 4.99% (or 9.99% if elected by the holder) of the number of shares of the Common Stock outstanding immediately after giving effect to the conversion (the "Beneficial Ownership Limitation"). A holder, upon prior notice to the Company, may increase or decrease the Beneficial Ownership Limitation provisions applicable to its shares of Series C Preferred Stock, provided that the Beneficial Ownership Limitation in no event exceeds 9.99% of the number of shares of the Common Stock outstanding immediately after giving effect to the conversion. Shares of Series C Preferred Stock that are not automatically converted after Shareholder Approval are stripped of their dividend, liquidation preference and redemption rights, and remain subject to the Beneficial Ownership Limitation as to conversion as elected by the holder.
The Series C Preferred Stock accrues an annual dividend at a rate of 6.0%, pari passu with the Series D Preferred Stock, to be paid in cash, which dividends cease at the Mandatory Conversion Date, regardless of whether the shares have converted.
Upon the liquidation, dissolution or winding up of the Company, subject to the preferences of our Series A 8% Convertible Preferred Stock ("Series A Preferred Stock") and our Series B Convertible Preferred Stock ("Series B Preferred Stock"), and pari passu with the holders of the Series D Preferred Stock, the Series C Preferred Stock receives a per share liquidation preference equal to $2.50, plus any accrued and unpaid dividends.  The liquidation preference ceases for all shares of Series C Preferred Stock at the Mandatory Conversion Date, regardless of whether the shares have converted.
Generally, the Series C Preferred Stock is non-voting.  Without the consent of holders of at least a majority of the then outstanding shares of Series C Preferred Stock, the Company may not: (i) alter or change adversely the powers, preferences or rights given to the Series C Preferred Stock or alter or amend the Certificate of Designations, (ii) authorize or create any class of stock ranking as to dividends, redemption or distribution of assets upon a liquidation senior to, or otherwise pari passu with, the Series C Preferred Stock, (iii) amend the Articles of Incorporation in any manner that adversely affects any rights of the holders of the Series C Preferred Stock, (iv) increase the number of authorized shares of Series C Preferred Stock, or (v) enter into any agreement with respect to any of the foregoing; provided, however, that following the Mandatory Conversion Date, clause (ii) and clause (iv) shall no longer apply with respect to any shares of Series C Preferred Stock that remain outstanding.
At any time following the Mandatory Conversion Date, in the event of a Fundamental Transaction, as defined in the Series C Designations (including, for example, a merger, consolidation, or sale of all or substantially all of the Company's assets), the Company may force the conversion of the remaining Series C Preferred Stock by delivering a written notice to all holders of outstanding shares of Series C Preferred Stock at least 10 trading days prior to the date of consummation of the Fundamental Transaction; provided, however, that, if such forced conversion would result in the issuance of shares of Common Stock (or common stock of the successor or acquiring corporation in such fundamental transaction) to such holder in violation of the Beneficial Ownership Limitation, such forced conversion shall apply to the extent that, and only to the extent that, such issuance of shares of Common Stock (or common stock of the successor or acquiring corporation in such fundamental transaction) to the holder would not violate such Beneficial Ownership Limitation.
Ladenburg Thalmann & Co. Inc. acted as placement agent in connection with the Private Placement and was paid fees for its services for introducing Investors to the Company, in accordance with applicable FINRA rules and regulations. No compensation, fees, or discounts were paid or given to any other person in connection with the offer and sale of the securities in the Private Placement or the Acquisition.
As a condition to closing the Private Placement, we and the Investors entered into a registration rights agreement (the "Registration Rights Agreement") which requires us to file a registration statement with the SEC within 45 days of the closing, to register the resale of shares of Common Stock included in or issuable with respect to the Series C Securities, as described above. This prospectus is a part of the registration statement we filed with the SEC to fulfill our obligations under the Registration Rights Agreement.
Shares Issued in the Acquisition
In connection with our acquisition of Bird & Cronin, we purchased substantially all of the assets of Bird & Cronin for $10.0 million in cash (subject to adjustment), an earn out payment ranging from $0.5 million to $1.5 million, as provided in the Asset Purchase Agreement, and $4.0 million of Series D Preferred Stock. Cash for the Acquisition was provided by proceeds from the Private Placement and from borrowings under an asset-based credit facility with Bank of the West, modified by agreement dated September 28, 2017, drawn on September 29, 2017. The funding of the Private Placement and payment of the consideration under the Asset Purchase Agreement occurred simultaneously on October 2, 2017 (the "Closing"). We filed a Current Report on Form 8-K with the SEC on October 6, 2017 to report the Closing of the Acquisition.

Bird & Cronin is a closely-held corporation founded in 1968 that designs, manufactures, and distributes orthopedic soft goods and specialty patient care products to customers in the United States and internationally. Over 95% of Bird & Cronin's products are made in an 85,000 square-foot manufacturing facility located at 1200 Trapp Road, Eagan, Minnesota (the "Facility") owned by an affiliate of Bird & Cronin. The Acquisition does not include a purchase of the Facility. At the Closing, the Company entered into a lease ("Lease") with Trapp Road Limited Liability Company, a Minnesota limited liability company, to occupy the Facility for a term of three years at annual rental payments of $600,000, payable in monthly installments of $50,000. The Lease provides that the lease term will be extended automatically for two additional periods of two years each, without any increase in the lease payment, subject to our right to terminate the Lease or to provide notice not to extend the term of the Lease prior to the end of the term.
Prior to the Acquisition there were no material relationships between the Company and Bird & Cronin or any affiliates of the Company and Bird & Cronin.
The Company has assigned the assets acquired in the Acquisition to its wholly-owned subsidiary, Bird & Cronin, LLC, a newly formed Utah limited liability company ("Acquisition Subsidiary").
At the Closing, we paid Bird & Cronin cash of $9,063,017 and delivered 1,397,375 shares of Series D Preferred Stock valued at approximately $3,533,333. A holdback of cash totaling $933,334 and 184,560 shares of Series D Preferred Stock valued at approximately $466,666 will be retained for purposes of satisfying adjustments to the purchase price as may be required by the Asset Purchase Agreement and indemnification claims, if any. Subject to adjustments or claims as provided by the Asset Purchase Agreement, 50% of the holdback amount will be released to Bird & Cronin one year from the Closing, and the balance of the holdback amount will be released to Bird & Cronin 18 months after Closing. As part of the Acquisition, we will pay and discharge certain liabilities and obligations of Bird & Cronin related to its ongoing business (primarily trade accounts and similar obligations in the ordinary course).
Employees of Bird & Cronin were offered employment with Dynatronics at Closing. In addition, the Co-Presidents of Bird & Cronin, Mike Cronin and Jason Anderson, entered into employment agreements with the Company (the "Employment Agreements") to serve as Co-Presidents of Acquisition Subsidiary, reporting to our CEO, Kelvyn H. Cullimore, Jr. We will pay them each an annual salary of $175,000 and an annual bonus of up to $10,000, as determined by Mr. Cullimore. We will also provide them with other employee benefits provided to our employees generally at their level of management at Acquisition Subsidiary (including, e.g., paid time off and paid holidays, medical/dental/vision insurance, Section 125 Flexible Spending Account, and 401(k)). In addition to the restrictive covenants applicable to them under the Asset Purchase Agreement, the Employment Agreements include restrictive covenants which limit the ability of Messrs. Anderson and Cronin to be employed by a competitor of, or otherwise to compete with, Dynatronics for, in Mr. Anderson's case, a two-year period, and, in Mr. Cronin's case, a one-year period following the later of (i) termination of employment and (ii) the latest date upon which Dynatronics makes any severance payment to such person.
The Asset Purchase Agreement contains customary representations, warranties and covenants by Bird & Cronin and the Company, as well as customary indemnification provisions among the parties. Post-closing covenants include a covenant that for a period of five years, Bird & Cronin and its shareholders (including Mr. Cronin) will refrain from, among other things, solicitation of employees, customers and business of Bird & Cronin or the Company and from other competitive activity as defined in the Asset Purchase Agreement, and requires them and their representatives (as defined in the Asset Purchase Agreement) to maintain (other than in connection with performing obligations pursuant to the Lease or the Employment Agreements, as applicable), the confidentiality of, and not use, confidential information relating to the acquired business or purchased assets, except as permitted by the Asset Purchase Agreement.
In connection with the issuance of our Series D Preferred Stock as consideration for the purchase of the assets of Bird & Cronin in the Acquisition, on September 29, 2017, we filed a Certificate of Designations, Preferences and Rights of the Series D Non-Voting Convertible Preferred Stock of Dynatronics Corporation (the "Series D Designations") with the Utah Division.
The Series D Preferred Stock and the shares of Common Stock issuable upon conversion of the Series D Preferred Stock are issued or will be issued in reliance upon exemptions from the registration requirements of the Securities Act, including the exemptions under Section 4(a)(2) of the Securities Act and Regulation D promulgated thereunder, relating to offers and sales by an issuer not involving any public offering, and in reliance on similar exemptions under applicable state laws. Bird & Cronin represented that it is an accredited investor and that it is acquiring the securities for investment purposes only and not with a view to any resale, distribution or other disposition of such securities in violation of the United States federal securities laws. Securities issued under the Asset Purchase Agreement are "restricted securities" under the Securities Act and may not be transferred, sold or otherwise disposed of unless they are subsequently registered or an exemption is available under the Securities Act.

The issuance of shares of Common Stock underlying the conversion of the Series D Preferred Stock is subject to Shareholder Approval, as described above. Until we have obtained Shareholder Approval, we will not issue any shares of Common Stock upon conversion of the Series D Preferred Stock or otherwise.
Each share of Series D Preferred Stock has no par value per share and a stated value equal to $2.52855, with the aggregate stated value of all shares of Series D Preferred Stock being $4.0 million.
Generally, the Series D Preferred Stock is non-voting.  Without the consent of holders of at least a majority of the then outstanding shares of Series D Preferred Stock, the Company may not: (i) alter or change adversely the powers, preferences or rights given to the Series D Preferred Stock or alter or amend the Certificate of Designations, (ii) authorize or create any class of stock ranking as to dividends, redemption or distribution of assets upon a liquidation senior to, or otherwise pari passu with, the Series D Preferred Stock, (iii) amend the Articles of Incorporation in any manner that adversely affects any rights of the holders of the Series D Preferred Stock, (iv) increase the number of authorized shares of Series D Preferred Stock, or (v) enter into any agreement with respect to any of the foregoing.
The Series D Preferred Stock accrues an annual dividend at a rate of 6.0%, pari passu with the Series C Preferred Stock, to be paid in cash.
Upon the liquidation, dissolution or winding up of the Company, subject to the preferences of the Series A Preferred Stock and the Series B Preferred Stock of the Company, and pari passu with the holders of the Series C Preferred Stock, the Series D Preferred Stock receives a per share liquidation preference equal to $2.52855, plus any accrued and unpaid dividends.  The liquidation preference ceases for all shares of Series D Preferred Stock at the Mandatory Conversion Date.
Upon receipt of Shareholder Approval, all shares of Series D Preferred Stock will be converted automatically into shares of Common Stock, on a one-for-one basis (i.e. at the conversion price of $2.52855 per share).
In connection with the issuance of Series D Preferred Stock to Bird & Cronin as part of the consideration contemplated by the Asset Purchase Agreement, we entered into a written registration rights agreement (the "Bird & Cronin Registration Rights Agreement") and agreed to file a registration statement under the Securities Act registering the issuance and resale of all shares of Common Stock underlying the conversion of the Series D Preferred Stock. This prospectus is part of the registration statement filed in furtherance of our obligations under the Bird & Cronin Registration Rights Agreement.
Table of Selling Shareholders
This prospectus covers the public resale of the shares of Common Stock owned or to be acquired by the Investors in connection with the Private Placement, and by Bird & Cronin as seller of assets in connection with the Acquisition, listed in the table below as the selling shareholders. The selling shareholders may from time to time offer and sell pursuant to this prospectus any or all of the shares of Common Stock owned by them identified in the table. The selling shareholders may sell some, all or none of the shares covered by this prospectus, and they and we make no representation that the shares will be offered for sale. The table below presents information regarding the selling shareholders and the shares that they may offer and sell from time to time under this prospectus.

The following table sets forth:
•	the number of shares of Common Stock beneficially owned by the selling shareholders prior to the sale of the shares covered by this prospectus;
•	the number of shares of Common Stock that may be offered by the selling shareholders pursuant to this prospectus;
•	the number of shares of Common Stock to be beneficially owned by the selling shareholders and their affiliates following the sale of any shares covered by this prospectus; and
•
the percentage of our issued and outstanding Common Stock to be beneficially owned by the selling shareholders and their affiliates following the sale of all shares owned by the particular selling shareholder covered by this prospectus.

All information with respect to Common Stock ownership of the selling shareholders has been furnished by or on behalf of the selling shareholders and is as of October 12, 2017. We believe, based on information supplied by the selling shareholders, that except as may otherwise be indicated in this section, each of the selling shareholders and its affiliates identified herein have sole voting and dispositive power with respect to the Common Stock reported as beneficially owned by it. Because the selling shareholders may sell some or all of the shares included in this prospectus, and because there are currently no agreements, arrangements or understandings with respect to the sale of any of the shares, no estimate can be given as to the number of shares available for resale hereby that will be held by the selling shareholders in the future. In addition, the selling shareholders may have sold, transferred or otherwise disposed of, or may sell, transfer or otherwise dispose of, at any time and from time to time, the Common Stock they hold in transactions exempt from the registration requirements of the Securities Act after the date on which it provided the information set forth on the table below. We have, therefore, assumed for the purposes of the following table, that each selling shareholder will sell all of the shares owned beneficially by it listed in the table below that are covered by this prospectus.
Under the terms of the Warrants, the selling shareholders, unless they elect otherwise, may not exercise the Warrants to the extent such exercise would cause the selling shareholder, together with its affiliates and attribution parties, to beneficially own a number of shares of Common Stock which would exceed the Beneficial Ownership Limitation (4.99% or, at the election of the holder, 9.99%), excluding for purposes of such determination shares of Common Stock issuable upon exercise of the Warrants which have not been exercised. However, the number of shares in the second column of the table below assumes full exercise of the Warrants held by the selling shareholders, and does not reflect the application of the Beneficial Ownership Limitation to the exercise of the Warrants as set forth in this paragraph.
In addition, if so indicated, certain shareholders have elected that shares of our Series C Preferred Stock may not be converted by such selling shareholders, unless they elect otherwise, if such conversion would cause the selling shareholder, together with its affiliates and attribution parties, to exceed the Beneficial Ownership Limitation. However, the number of shares in the second column of the table below assumes full conversion of the Series C Preferred Stock held by such selling shareholders, and does not reflect the application of the Beneficial Ownership Limitation to the conversion of the Series C Preferred Stock as set forth in this paragraph.
The third column of the table lists the shares of Common Stock being offered by this prospectus by the selling shareholders.
In accordance with the terms of the Registration Rights Agreements with the selling shareholders, this prospectus generally covers the resale of the sum of (i) the number of shares of Common Stock underlying conversion of all shares of Series C Preferred Stock sold in the Private Placement, without regard to any limitations on the conversion of the Series C Preferred Stock, (ii) the number of shares of Common Stock underlying conversion of all outstanding shares of Series D Preferred Stock issued in the Acquisition, without regard to any potential adjustments or holdbacks provided for in the Asset Purchase Agreement, (iii) the maximum number of shares of Common Stock issuable upon exercise of the Warrants, determined as if the outstanding Warrants were exercised in full as of the trading day immediately preceding the date this registration statement was initially filed with the SEC, each as of the trading day immediately preceding the applicable date of determination and all subject to adjustment as provided in the Registration Rights Agreement with the Investors, without regard to any limitations on the exercise of the Warrants, and (iv) an indeterminate number of additional shares of Common Stock issued or then issuable upon any stock split, dividend, or other distribution, recapitalization or similar event with respect to the forgoing. The selling shareholders may sell all, some or none of their shares in this offering. See "Plan of Distribution" on page 18 of this prospectus.
Beneficial ownership for the purposes of the table is determined in accordance with the rules and regulations of the SEC. The SEC rules regarding beneficial ownership determination generally provide that a person is the "beneficial owner" of securities if such person has or shares the power to vote or direct the voting thereof, or to dispose or direct the disposition thereof, or has the right to acquire such powers within 60 days. At our 2017 Annual Meeting of Shareholders scheduled for November 29, 2017, we are seeking Shareholder Approval of the conversion of the Series C Preferred Stock, exercisability of the Warrants and conversion of the Series D Preferred Stock, as described above. However, we cannot determine with certainty at this time whether, or if, Shareholder Approval will be secured within 60 days. For purposes only of the table calculations presented below, we assume that the Company will secure the Shareholder Approval, and that the selling shareholders are therefore the beneficial owners of all Common Stock underlying the conversion of the Preferred Stock, and all Common Stock issuable upon exercise of the Warrants. Except as disclosed in the table, we believe that the selling shareholders and their affiliates identified herein possess sole voting and investment power over all shares of Common Stock shown as beneficially owned by such selling shareholders and affiliates.

SELLING SHAREHOLDERS TABLE
Name of Selling Shareholders	Number of Shares of Common Stock Beneficially Owned Prior to this Offering	Number of Shares of Common Stock Available Pursuant to this Prospectus	Number of Shares of Common Stock Beneficially Owned After Sale of Shares	Percent of Outstanding Common Stock Beneficially Owned After Sale of Shares

Anthony Dimun 2012 Trust (1)	100,876	30,000	70,876	1.4%
Armistice Capital Master Fund Ltd. (2)	2,911,891	1,140,000	1,771,891	24.6%
First Light Focus Fund LP (3)	1,374,379	1,020,000	354,379	5.8%
VEF, L.P. (4)	279,471	120,000	159,471	3.2%
Warren A. Raybould Living Trust (5)	50,439	15,000	35,439	*
Provco Ventures I LP (6)	2,446,944	450,000	1,996,944	28.6%
Brian M. Larkin (7)	270,276	60,000	210,276	4.2%
John J. Park (8)	39,264	18,000	21,264	*
John B. Henneman III and Keryl A Rowden (9)	315,607	60,000	255,607	5.0%
Christopher Horvath (10)	60,000	60,000	0	-
Stuart M. Essig (11)	3,882,309	597,015	3,285,294	37.2%
David H. Hausmann (12)	438,941	120,000	318,941	6.2%
Maria Platsis (13)	30,000	30,000	0	-
Medical Implant Development Corporation (14)	150,000	150,000	0	-
Zimmer MedizinSysteme GmbH (15)	299,985	299,985	0	-
Horberg Enterprises LP (16)	242,628	30,000	212,628	4.2%
Bird & Cronin, Inc. (17)	1,581,935	1,581,935	0	-

(*)	Less than 1% of issued and outstanding shares beneficially owned.

(1)
Number of shares beneficially owned prior to the offering includes 20,876 shares of Common Stock owned of record, 20,000 shares of Common Stock issuable upon conversion of Series B Preferred Stock, 20,000 shares of Common Stock issuable upon conversion of Series C Preferred Stock, and 40,000 shares of Common Stock issuable upon the exercise of warrants. Address of this shareholder is 46 Parsonage Hill Road, Short Hills, NJ 07078.

(2)
Number of shares beneficially owned prior to offering includes 521,891 shares of Common Stock owned of record, 500,000 shares issuable upon conversion of Series B Preferred Stock, 760,000 shares of Common Stock issuable upon conversion of Series C Preferred Stock, and 1,130,000 shares issuable upon exercise of warrants. The address of this shareholder is 510 Madison Ave, 22nd Floor, New York, New York 10022.

(3)
Number of shares beneficially owned prior to offering includes 104,379 shares of Common Stock owned of record, 100,000 shares issuable upon conversion of Series B Preferred Stock, 680,000 shares of Common Stock issuable upon conversion of Series C Preferred Stock, and 490,000 shares issuable upon exercise of warrants. The address of this shareholder is 3300 Edinborough Way, Suite 201, Edina, MN 55435.

(4)
Number of shares beneficially owned prior to offering includes 46,971 shares of Common Stock owned of record, 45,000 shares issuable upon conversion of Series B Preferred Stock, 80,000 shares of Common Stock issuable upon conversion of Series C Preferred Stock, and 107,500 shares issuable upon exercise of warrants. The address of this shareholder is c/o Jonathan A. Victor, 11150 Santa Monica Blvd, Ste 825, Los Angeles, CA 90025.

(5)
Number of shares beneficially owned prior to offering includes 10,439 shares of Common Stock owned of record, 10,000 shares issuable upon conversion of Series B Preferred Stock, 10,000 shares issuable upon conversion of Series C Preferred Stock, and 20,000 shares issuable upon exercise of warrants. The address of this shareholder is 1907 Saint Marys St, Raleigh, NC 27608.

(6)
The General Partner of Provco Ventures I L.P. is Provco, LLC. The sole member of Provco, LLC is Richard E. Caruso, Ph.D. Mr. David B. Holtz, a principal of Provco Group Ltd., is a Preferred Director and a member of our Board of Directors. The number of shares beneficially owned prior to offering includes 286,944 shares of Common Stock owned of record, 484,000 shares issuable upon conversion of Series A Preferred Stock, 200,000 shares issuable upon conversion of the Series B Preferred, 300,000 shares of Common Stock issuable upon conversion of Series C Preferred Stock, and 1,176,000 shares issuable upon exercise of warrants. The address of this shareholder is 795 E. Lancaster Ave, Suite 200, Villanova, PA 19085.

(7)
Mr. Larkin is a Preferred Director and a member of our Board of Directors. The number of shares beneficially owned prior to offering includes 28,683 shares of Common Stock owned of record, 48,000 shares issuable upon conversion of Series A Preferred Stock, 20,000 shares issuable upon conversion of the Series B Preferred, 40,000 shares issuable upon conversion of the Series C Preferred Stock, and 122,000 shares issuable upon exercise of warrants, and 11,593 shares of Common Stock received as director compensation. The address of this shareholder is 526 E. Evergreen Avenue, Wyndmoor, PA 19038.

(8)
Number of shares beneficially owned prior to offering includes 6,264 shares of Common Stock owned of record, 6,000 shares issuable upon conversion of Series B Preferred Stock, 12,000 shares issuable upon conversion of the Series C Preferred Stock, and 15,000 shares issuable upon exercise of warrants. The address of this shareholder is c/o Cardinal Partners, 230 Nassau Street, Princeton, NJ 08542.

(9)
Number of shares beneficially owned prior to offering includes 15,607 shares of Common Stock owned of record, 96,000 shares issuable upon conversion of Series A Preferred Stock, 40,000 shares issuable upon conversion of Series C Preferred Stock, and 164,000 shares issuable upon exercise of warrants. The address of these shareholders is 1114 W 11th Street, Austin, TX 78703.

(10)
Number of shares beneficially owned prior to offering includes 40,000 shares issuable upon conversion of Series C Preferred Stock, and 20,000 shares issuable upon exercise of Warrants. The address of this shareholder is 28372 Via Pasito, San Juan Capistrano, CA 92675.

(11)
Mr. Essig is an observer to our Board of Directors. Erin S. Enright is Trustee of the Stuart M. Essig 2007 Family Trust (the "Essig Trust") and is the wife of Mr. Essig. Ms. Enright is a Preferred Director and member of our Board of Directors (see "Director Rights and Registration Rights" applicable to the Series A Preferred Stock on page 15 of this prospectus). The number of shares beneficially owned prior to offering includes (1) 435,294 shares of Common Stock owned of record by Mr. Essig, (2) 50,018 shares of Common Stock owned of record by the Essig Trust, (3) 880,000 shares issuable upon conversion of Series A Preferred Stock held by Stuart Essig, (4) 188,800 shares issuable upon conversion of Series A Preferred Stock held by the Essig Trust, (5) 260,000 shares of Common Stock issuable to Mr. Essig upon conversion of the Series B Preferred Stock, (6) 1,710,000 shares of Common Stock issuable to Mr. Essig upon exercise of warrants, (7) 343,200 shares issuable to the Essig Trust upon exercise of warrants, (8) 398,000 shares issuable to Mr. Essig upon conversion of Series C Preferred Stock, (9) 199,005 shares issuable to Mr. Essig upon exercise of Warrants, and (10) 15,456 shares of Common Stock owned of record by Ms. Enright, his wife. Mr. Essig has sole voting and dispositive power over all shares of stock held by Mr. Essig; neither Ms. Enright nor the Essig Trust has shared voting or dispositive power over these shares. Ms. Enright has sole voting and dispositive power over all shares of stock owned of record by Ms. Enright; neither Mr. Essig nor the Essig Trust have shared voting or dispositive power over these shares. Ms. Enright and the Essig Trust have shared voting and dispositive power over all shares of stock held by the Essig Trust; Mr. Essig has no shared voting or dispositive power over these shares. The address of this shareholder is 174 Nassau Street #320, Princeton, New Jersey, 08542.

(12)
Mr. Hausmann is President of our subsidiary Hausmann Enterprises, LLC. Number of shares beneficially owned prior to offering includes 93,941 shares of Common Stock held of record, 90,000 shares issuable upon conversion of Series B Preferred Stock, 80,000 shares issuable upon conversion of Series C Preferred Stock, and 175,000 shares issuable upon exercise of warrants. The address of this shareholder is 71 Briarwood Ave., Norwood, N.J. 07648.

(13)
Number of shares beneficially owned prior to offering includes 20,000 shares issuable upon conversion of Series C Preferred Stock, and 10,000 shares issuable upon exercise of warrants. The address of this shareholder is 11 Brook Drive, Greenwich, CT 06830.

(14)
Number of shares beneficially owned prior to offering includes 100,000 shares issuable upon conversion of Series C Preferred Stock, and 50,000 shares issuable upon exercise of warrants. The address of this shareholder is 11, Old Parham Road, St. John's, Antigua, West Indies.

(15)
Number of shares beneficially owned prior to offering includes 199,990 shares issuable upon conversion of Series C Preferred Stock, and 99,995 shares issuable upon exercise of warrants. The address of this shareholder is JunkersstraBe 9, 89231 Neu-Ulm, Germany.

(16)
Number of shares beneficially owned prior to offering includes 62,628 shares of Common Stock held of record, 60,000 shares issuable upon conversion of Series B Preferred Stock, 20,000 shares issuable upon conversion of Series C Preferred Stock, and 100,000 shares issuable upon exercise of warrants. The address of this shareholder is 289 Prospect Avenue, Highland Park, IL 60035.

(17)
Number of shares beneficially owned prior to the offering includes 1,397,375 shares issuable upon conversion of Series D Preferred Stock acquired at the closing of the Asset Purchase Agreement, and 184,559 shares issuable upon conversion of the Series D Preferred Stock held in escrow by the Company for the benefit of the selling shareholder holdback reserve pursuant to the Asset Purchase Agreement. The address of this shareholder is 1200 Trapp Road, Eagan, MN 55435.

Each time a selling shareholder sells any securities offered by this prospectus, the selling shareholder is required to provide you with this prospectus and, to the extent required, a related prospectus supplement containing specific information about such selling shareholder and the terms of the securities being offered in the manner required by the Securities Act. Any prospectus supplement will, to the extent required, set forth the following information with respect to the selling shareholder:
•	the name of the selling shareholder;

•	the nature of any position, office or other material relationship that the selling shareholder has had within the last three years with us, our predecessors or any of our affiliates;

•	the amount of Common Stock owned by the selling shareholder prior to the offering;

•	the amount of Common Stock to be offered for the selling shareholder's account; and

•	the amount and (if one percent or more) the percentage of Common Stock to be beneficially owned by the selling shareholder after the completion of the offering.
No offer or sale may occur unless the registration statement that includes this prospectus has been declared effective by the SEC and remains effective at the time a selling shareholder offers or sells Common Stock. We are required, under certain circumstances, to update, supplement or amend this prospectus to reflect material developments in our business, financial position and results of operations and may do so by an amendment to this prospectus, a prospectus supplement or a future filing with the SEC incorporated by reference in this prospectus.
DESCRIPTION OF CAPITAL STOCK
The following descriptions are summaries of material terms of our Common Stock, preferred stock, articles of incorporation and bylaws. This summary is qualified by reference to our articles of incorporation, bylaws and the designations of rights of our preferred stock (including our Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, and Series D Preferred Stock), which are filed or incorporated by reference as exhibits to the registration statement of which this prospectus forms a part, and by the provisions of applicable law.

As of October 13, 2017, our authorized capital stock was 150,000,000 shares as follows:
•	100,000,000 shares of Common Stock, no par value per share, of which 4,823,694 shares are issued and outstanding; and
•	50,000,000 shares of preferred stock, no par value per share, with the following designated series:
o	2,000,000 shares designated as Series A Preferred Stock, all of which were issued and outstanding;
o	1,800,000 shares designated as Series B Preferred Stock, of which 1,559,000 were issued, and 1,484,000 are outstanding;
o	2,800,000 shares designated as Series C Preferred Stock, all of which are issued and outstanding; and
o	1,581,935 shares designated as Series D Preferred Stock, all of which are issued and outstanding.
In addition, as of October 13, 2017:
•	At least 2,000,000 shares of Common Stock were reserved for issuance pursuant to the conversion of our Series A Preferred Stock;
•	At least 1,484,000 shares of Common Stock were reserved for issuance pursuant to conversion of our Series B Preferred Stock;
•	At least 2,800,000 shares of Common Stock were reserved for issuance pursuant to conversion of our Series C Preferred Stock;
•	At least 1,581,935 shares of Common Stock were reserved for issuance pursuant to conversion of our Series D Preferred Stock;
•	At least 3,000,000 shares of Common Stock were reserved for issuance pursuant to warrants held by the holders of the Series A Preferred Stock at $2.75 per share;
•	At least 1,559,000 shares of Common Stock were reserved for issuance pursuant to the Warrants exercisable at $2.75 per share held by the holders of our Series B Preferred Stock;
•	At least 1,400,000 shares of Common Stock were reserved for issuance pursuant to warrants held by the holders of the Series C Preferred Stock at $2.75 per share;
•
166,990 shares of Common Stock were reserved for issuance pursuant to unexercised options granted under our stock option plans with a weighted average exercise price of $3.14 per share, 74,473 of which are currently exercisable; and

•	72,000 shares of Common Stock were authorized but unvested pursuant to restricted stock awards.
Common Stock
Subject to any special voting rights of any series of preferred stock that we may issue in the future, each share held of record of Common Stock has one vote on all matters voted on by our shareholders, including the election of our directors. Because holders of Common Stock do not have cumulative voting rights, the holders of a majority of the shares of Common Stock can elect all of the members of the Board of Directors standing for election, subject to the rights, powers and preferences of any outstanding series of preferred stock. (See "Director Rights and Registration Rights" on page 15 of this prospectus.
No share of Common Stock affords any preemptive rights or is convertible, redeemable, assessable or entitled to the benefits of any sinking or repurchase fund. Holders of Common Stock will be entitled to dividends in the amounts and at the times declared by our Board of Directors in its discretion out of funds legally available for the payment of dividends.
Holders of Common Stock are entitled to receive dividends when, as and if declared by the Board of Directors out of funds legally available therefor, subject to any dividend preferences of any outstanding shares of preferred stock. Holders of Common Stock will share equally in our assets on liquidation after payment or provision for all liabilities and any preferential liquidation rights of any preferred stock then outstanding. All outstanding shares of Common Stock are fully paid and non-assessable. Our Common Stock is traded on NASDAQ under the symbol "DYNT."
Transfer Agent and Registrar
The transfer agent and registrar for our Common Stock is Interwest Transfer Co, Inc., with a mailing address of 1981 East Murray Holladay Road, Salt Lake City, Utah 84117.
Preferred Stock
As of the date of this prospectus, we have 41,818,065 shares of authorized but unissued preferred stock that are undesignated, and four designated series of preferred stock as described on page 12, above, under "DESCRIPTION OF CAPITAL STOCK." At the direction of our Board of Directors, we may issue shares of preferred stock from time to time. Our Board of dDirectors may, without any action by holders of our Common Stock:

•	adopt resolutions to issue preferred stock in one or more classes or series;
•	fix the number of shares constituting any class or series of preferred stock; and
•	establish the rights of the holders of any class of preferred stock.
The rights of any class or series of preferred stock may include, among others:
•	general or special voting rights;
•	preferential liquidation or preemptive rights;
•	preferential cumulative or noncumulative dividend rights;
•	redemption or put rights; and
•	conversion or exchange rights.
We may issue shares of, or rights to purchase, preferred stock, the terms of which might:
•	adversely affect voting or other rights evidenced by, or amounts otherwise payable with respect to, the Common Stock;
•	discourage an unsolicited proposal to acquire us; or
•	facilitate a particular business combination involving us.
Any of these actions could discourage a transaction that some or a majority of our shareholders might believe to be in their best interests or in which our shareholders might receive a premium for their stock over its then market price.
In addition to the Series C Preferred Stock and the Series D Preferred Stock, which are described above under "Selling Shareholders—Private Placement" and "Selling Shareholders—Shares Issued in the Acquisition," we have issued shares of two other series of preferred stock: Series A Preferred Stock and Series B Preferred Stock. The rights, preferences and designations of these securities are discussed in this section, below.
Series A Preferred Stock
The following is a summary of the terms of the Series A Preferred Stock contained in the Series A Certificate of Designations, Preferences and Rights ("Series A Certificate of Designation") filed with the Utah Division in June 2015. This summary is not complete and is qualified in its entirety by the full text of the Series A Certificate of Designation.
Voting. The Series A Preferred Stock votes on an as-converted basis, one vote for each share of Common Stock issuable upon conversion of the Series A Preferred Stock, provided, however, that no holder of Series A Preferred Stock issued prior to December 28, 2016, may cast votes equivalent to the number of shares of Common Stock issuable upon conversion of Series A Preferred Stock held by such holder that exceeds the quotient of (x) the aggregate purchase price paid by such holder of Series A Preferred Stock for its Series A Preferred Stock, divided by (y) the greater of (i) $2.50 and (ii) the market price of the Common Stock (this is defined as the "Voting Cutback"). The purchase price per share of Series A Preferred Stock issued in December 2016 was greater than the market price of the Common Stock on the date of issuance. Therefore, there is no Voting Cutback applicable to the shares of Series A Preferred Stock issued in that December 2016 offering.
Certain Changes and Amendments. Without the consent of holders of at least a majority of the then outstanding shares of Series A Preferred Stock, we may not: (i) amend or repeal the Series A Certificate of Designation or our articles of incorporation or bylaws in any manner that adversely affects the rights, preferences, privileges or the restrictions provided for the benefit of the Series A Preferred Stock; (ii) reclassify or amend any of our securities in a manner that adversely affects the designations, preferences, powers and/or the relative participating, optional or other special rights, or the restrictions provided for the benefit of the Series A Preferred Stock; (iii) authorize, issue or sell any (A) class or series of capital stock (including shares of treasury stock) that would be classified as senior to or pari passu with the Series A Preferred Stock or (B) rights, options, warrants or other securities (including debt securities) convertible into or exercisable or exchangeable for capital stock or any equity security or having any other equity feature, in each case, that would be classified as either senior to or pari passu with the Series A Preferred Stock; (iv) purchase or redeem or pay or declare any dividend on any shares of our capital stock, other than redemptions of or dividends on the Series A Preferred Stock; (v) increase the number of authorized shares of Series A Preferred Stock; or (vi) enter into any agreement to do any of the foregoing that is not expressly made conditional on obtaining the consent of the holders of at least a majority of the then outstanding shares of Series A Preferred Stock. The holders of a majority of the Series A Preferred Stock consented to the offer and sale of the Series B Preferred Stock.

Dividends. Prior to conversion, each share of Series A Preferred Stock carries an annual cumulative dividend at a rate of 8.0% of $2.50, plus all accrued but unpaid dividends thereon ("Series A Dividends"). Series A Dividends may be paid at the discretion of the Company in cash or in shares of Common Stock. If the Board of Directors declares a dividend payable upon the Common Stock, whether in cash, in kind or in other securities or property, the holders of the outstanding shares of Series A Preferred Stock are entitled to the amount of dividends that would be payable in respect of the number of shares of Common Stock into which the shares of Series A Preferred Stock could be converted, which may result in shares of Common Stock being issued at less than market prices.
Liquidation. The Series A Preferred Stock ranks senior to the Common Stock and the other series of preferred stock with respect to distributions upon our deemed dissolution, liquidation or winding-up, and has a per share liquidation preference equal to $2.50 plus all accrued but unpaid dividends thereon.
Conversion. Each share of Series A Preferred Stock is convertible into Common Stock at a price of $2.50 per share. A holder of Series A Preferred Stock may elect to have its shares of Series A Preferred Stock subject to a Beneficial Ownership Limitation.
Forced Conversion. The Company has the right to force the conversion of one-half of the outstanding Series A Preferred Stock into Common Stock on a 1:1 basis if all of the following conditions have been met: (1) the Common Stock has a bid price of at least $7.50 per share on each of the 40 trading days prior to the date in question; (2) the daily trading volume for the prior 90 trading days exceeds 30,000 shares; (3) the Company is listed in good compliance on NASDAQ (or another national exchange) at the time of conversion, and (4) certain other conditions have been met. We would then have the right to convert the remaining outstanding Series A Preferred Stock into Common Stock on a 1:1 basis if all of the following conditions have been met: (1) the Common Stock has a bid price of at least $10.00 per share on each of the 40 trading days prior to the date in question; (2) the daily trading volume for the prior 90 trading days exceeds 50,000 shares; (3) the Company is listed in good compliance on NASDAQ (or another national exchange) at the time of conversion and (4) certain other conditions have been met.
Redemption. Upon certain "Triggering Events" as defined in Section 9 of the Series A Certificate of Designation, which generally refer to our failure to meet our obligations to the holders of the Series A Preferred Stock under our registration rights agreement with the Series A Preferred Stock investors or to comply with material provisions of the Series A Certificate of Designation, including without limitation, the conversion, dividend and liquidation rights of the Series A Preferred Stock, a holder of Series A Preferred Stock, at the holder's sole option, may require us to redeem all of such holder's shares of Series A Preferred Stock. Under certain of the Triggering Events, the holder may require, again at the holder's sole option that the redemption price be paid in cash or in shares of Common Stock. If the holder elects to receive the redemption price paid in shares of Common Stock, then the redemption price is to be a number of shares of Common Stock equal to the applicable redemption amount divided by 75% of the average of the volume weighted average price ("VWAP") of the Common Stock for the 10 trading days immediately prior to the date of the holder's election. In the alternative, the holder may elect to require that the Company increase the dividend rate on all of the outstanding Series A Preferred Stock held by such holder to 18% per annum thereafter. If a holder elects redemption and we fail to pay in full the redemption price on the date such amount is due (whether in cash or shares of Common Stock as elected by the shareholder), we will be required to pay interest on the redemption amount at a rate equal to the lesser of 18% per annum or the maximum rate permitted by applicable law, accruing daily from such date until the redemption amount, plus all such interest thereon, is paid in full.
Director Rights and Registration Rights. The holders of the Series A Preferred Stock hold certain "Director Rights" described below. Under these rights, the size of our Board of Directors was increased to up to seven members and the holders of the Series A Preferred Stock (the "Preferred Investors") were granted the right to appoint up to three members (each a "Preferred Director") of our Board ("Director Rights") for so long as they own or would beneficially own at least 28.6% of the Common Stock of the Company (either directly, or indirectly, through ownership of Common Stock or Series A Preferred Stock convertible into Common Stock, but excluding any related warrants exercisable for Common Stock) (the "Threshold Ownership Percentage"). In compliance with Nasdaq Listing Rule 5640, the number of Preferred Directors shall be reduced pro ratably with any reduction in ownership by the Preferred Investors below the Threshold Ownership Percentage, so that the number of Preferred Directors is approximately equal to the Preferred Investors' direct or indirect ownership of the Common Stock of the Company. The Director Rights may be exercised at the discretion of certain affiliates of Prettybrook Partners LLC ("Prettybrook") for so long as Prettybrook and/or its affiliates own at least 50% of the outstanding Series A Preferred Stock.

Notwithstanding anything set forth above, the holders of the Series A Preferred Stock shall not have any rights to elect any Preferred Directors unless they own or would beneficially own at least 10% of the Common Stock of the Company either directly, or indirectly, through ownership of Common Stock or Series A Preferred Stock convertible into Common Stock, but excluding any warrants exercisable for Common Stock acquired at the time they acquired the Series A Preferred Stock (the "Director Rights Period"). Common Stock of the Company has no voting, nomination, election or other rights with respect to the Preferred Directors.
In accordance with the terms set forth above, the holders of the Series A Preferred Stock have appointed to our Board of Directors, Erin S. Enright, David B. Holtz and Brian M. Larkin as Preferred Directors. The business experience and other qualifications of the Preferred Directors are set forth in our proxy statement for our annual meeting of shareholders to be held November 29, 2017, filed with the Commission on October 13, 2017. In addition to the Director Rights, the holders of the Series A Preferred Stock have the right to appoint one observer (who is not a Preferred Director) who may be present at any meetings of the Board of Directors and participate in discussions among the Board members, but will not have any voting rights on any matters. So long as Prettybrook owns at least 50% of the outstanding Series A Preferred Stock, Prettybrook has the right to choose such observer. Prettybrook has appointed Stuart M. Essig as the observer to the Board. Mr. Essig is also a shareholder of the Company and is the husband of Ms. Enright, one of the Preferred Directors. Mr. Essig and Ms. Enright are also Managing Members of Prettybrook, and Ms. Enright is trustee of the Essig Trust. Mr. Essig is a selling shareholder under this prospectus (see "Selling Shareholders Table" on page 10 of this prospectus).
We also granted to the investors of the Series A Preferred Stock in June 2015 and in December 2016, certain registration rights pursuant to a registration rights agreement dated June 30, 2015, obligating us to register all shares of Common Stock issuable upon conversion or in payment of Series A Dividends with respect to the shares of Series A Preferred Stock and certain warrants issued these investors. Registration statements No. 333-205934 (effective August 13, 2015) and No. 333-215800 (effective February 10, 2017).
Series B Preferred Stock
On March 29, 2017, we filed the Certificate of Designations, Preferences and Rights of the Series B Convertible Preferred Stock ("Series B Certificate of Designation") with the Utah Division. The following is a summary of the terms of the Series B Preferred Stock under the Series B Certificate of Designation filed with the Utah Division and is qualified by the terms contained in the Series B Certificate of Designation.
Voting. The Series B Preferred Stock votes on an as-converted basis, subject to the Voting Cutback, described below, one vote for each share of Common Stock issuable upon conversion of such Series B Preferred Stock held by such holder that exceeds the quotient of (x) the aggregate purchase price paid by such holder of Series B Preferred Stock for its Series B Preferred Stock, divided by (y) the greater of (i) $2.50 and (ii) the closing bid price of the Common Stock on the trading day immediately prior to the date of issuance of such holder's Series B Preferred Stock.
Certain Amendments and Changes. Without the consent of holders of at least a majority of the then outstanding shares of Series B Preferred Stock, the Company may not: (i) alter or change adversely the powers, preferences or rights given to the Series B Preferred Stock or alter or amend the Series B Certificate of Designation, (ii) authorize or create any class of stock ranking as to dividends, redemption or distribution of assets upon a liquidation senior to, or otherwise pari passu with, the Series B Preferred Stock, (iii) amend the articles of incorporation in any manner that adversely affects any rights of the holders of the Series B Preferred Stock, or (iv) enter into any agreement with respect to any of the foregoing. In addition, without the consent of all of the holders of the Series B Preferred Stock, the number of authorized shares of Series B Preferred Stock may not be increased.
Dividends. Prior to conversion, each share of Series B Preferred Stock carries an annual dividend at a rate of 8% of $2.50, plus all accrued but unpaid dividends thereon ("Series B Dividends"). Series B Dividends may be paid at the discretion of the Company in cash or in shares of Common Stock. If the Board of Directors declares a dividend payable upon the Common Stock, whether in cash, in kind or in other securities or property, the holders of the outstanding shares of Series B Preferred Stock are entitled to the amount of dividends that would be payable in respect of the number of shares of Common Stock into which the shares of Series B Preferred Stock could be converted.

Liquidation. The Series B Preferred Stock ranks senior to the Common Stock, and is subject to the preferences of the Series A Preferred Stock, with respect to distributions upon our deemed dissolution, liquidation or winding-up, and has a per share liquidation preference equal to $2.50 plus all accrued but unpaid dividends thereon.
Conversion. Each share of Series B Preferred Stock is convertible into Common Stock at a conversion price of $2.50 per share, subject to the Beneficial Ownership Limitation.
Beneficial Ownership Limitation. Unless a holder elected at the time of issuance that it shall not apply, the Series B Certificate of Designation provides that the Company shall not effect any conversion of such holder's shares of Series B Preferred Stock, and such holder shall not have the right to convert any portion of the Series B Preferred Stock, to the extent that, after giving effect to the conversion of the holder's Series B Preferred Stock such holder (together with such holder's affiliates, and any persons acting as a group together with such holder or any of such holder's affiliates) would beneficially own in excess of the Beneficial Ownership Limitation.
Forced Conversion. The Company has the right to convert one-half of the then outstanding Series B Preferred Stock into Common Stock on a 1:1 basis if all of the following conditions have been met: (1) the Common Stock has a daily VWAP as defined in the Series B Certificate of Designation of at least $7.50 per share on each of the 40 trading days prior to the date in question; (2) the Company is listed in good compliance on NASDAQ (or another national exchange) at the time of conversion, and (3) certain other conditions have been met. The Company will have the right to convert the remaining outstanding Series B Preferred Stock into Common Stock on a 1:1 basis if all of the following conditions have been met: (1) the Common Stock has a VWAP price of at least $10.00 per share on each of the 40 trading days prior to the date in question; (2) the Company is listed in good compliance on NASDAQ (or another national exchange) at the time of conversion and (3) certain other conditions have been met.
Redemption. Upon certain "Triggering Events" as defined in Section 9 of the Series B Certificate of Designation, which generally refer to our failure to meet our obligations to the holders of the Series B Preferred Stock under our registration rights agreement with the Series B Preferred Stock investors or to comply with material provisions of the Series B Certificate of Designation, including without limitation, the conversion, dividend and liquidation rights of the Series B Preferred Stock, a holder of Series B Preferred Stock, at the holder's sole option, may require us to redeem all of such holder's shares of Series B Preferred Stock. Under certain of the Triggering Events, the holder may require, again at the holder's sole option that the redemption price be paid in cash or in shares of Common Stock. If the holder elects to receive the redemption price paid in shares of Common Stock, then the redemption price is to be a number of shares of Common Stock equal to the applicable redemption amount divided by 75% of the average of the VWAP of the Common Stock for the 10 trading days immediately prior to the date of the holder's election. In the alternative, the holder may elect to require that the Company increase the dividend rate on all of the outstanding Series B Preferred Stock held by such holder to 18% per annum thereafter. If a holder elects redemption and we fail to pay in full the redemption price on the date such amount is due (whether in cash or shares of Common Stock as elected by the shareholder), we will be required to pay interest on the redemption amount at a rate equal to the lesser of 18% per annum or the maximum rate permitted by applicable law, accruing daily from such date until the redemption amount, plus all such interest thereon, is paid in full.
We also granted to the investors of the Series B Preferred Stock registration rights pursuant to a registration rights agreement, obligating us to register all shares of Common Stock issuable upon conversion or in payment of Series B Dividends with respect to the shares of Series B Preferred Stock and certain warrants issued these investors, and filed a registration statement pursuant to our agreement with these investors (Registration statement No. 333-217322, effective April 14, 2017).
DESCRIPTION OF WARRANTS
As explained above under "Selling Shareholders—Private Placement," in connection with the Securities Purchase Agreement, the Company granted to the Investors Warrants to purchase 1,400,000 shares of Common Stock. Each Warrant may be exercised for the purchase of one share of Common Stock for $2.75 per share (subject to adjustment in the event of a stock split, stock dividend, combination or other proportionate recapitalization). The Warrants may not be exercised until we have obtained Shareholder Approval. The Warrants are exercisable for cash for a term of six years from the date of issuance or, in certain circumstances, in a cashless exercise. Unless a holder elects otherwise, the holder of a Warrant is restricted from the exercise of the Warrant or any portion thereof held by such holder, to the extent that, after giving effect to the exercise, such holder (together with such holder's affiliates, and any persons acting as a group together with such holder or any of such holder's affiliates) would beneficially own in excess of the Beneficial Ownership Limitation.

PLAN OF DISTRIBUTION
We are registering an aggregate of 5,781,935 shares of Common Stock held by or issuable to the selling shareholders identified in this prospectus pursuant to registration rights granted to the selling shareholders under certain agreements. We are also registering an indeterminate number of shares of Common Stock that may be issued in the future pursuant to provisions of the Series C Certificate of Designation, the Series D Certificate of Designation, and the Warrants to prevent dilution resulting from stock splits, stock dividends, or similar transactions.
Each selling shareholder of the securities and any of its pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their securities covered hereby on NASDAQ or any other stock exchange, market or trading facility on which the securities are traded or in private transactions. These sales may be at fixed or negotiated prices. A selling shareholder may use any one or more of the following methods when selling securities:
•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;
•	block trades in which the broker-dealer will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;
•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;
•	an exchange distribution in accordance with the rules of the applicable exchange;
•	privately negotiated transactions;
•	settlement of short sales;
•	in transactions through broker-dealers that agree with the selling shareholders to sell a specified number of such securities at a stipulated price per security;
•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;
•	a combination of any such methods of sale; or
•	any other method permitted pursuant to applicable law.
The selling shareholders may also sell securities under Rule 144 or any other exemption from registration under the Securities Act, if available, rather than under this prospectus.
Broker-dealers engaged by the selling shareholders may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling shareholders (or, if any broker-dealer acts as agent for the purchaser of securities, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this Prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with FINRA Rule 2440; and in the case of a principal transaction a markup or markdown in compliance with FINRA IM-2440.
In connection with the sale of the securities or interests therein, the selling shareholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the securities in the course of hedging the positions they assume. The selling shareholders may also sell securities short and deliver these securities to close out their short positions, or loan or pledge the securities to broker-dealers that in turn may sell these securities. The selling shareholders may also enter into option or other transactions with broker-dealers or other financial institutions or create one or more derivative securities which require the delivery to such broker-dealer or other financial institution of securities offered by this prospectus, which securities such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The selling shareholders and any broker-dealers or agents that are involved in selling the securities may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the securities purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Each selling shareholder has informed the Company that it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the securities.
The Company is required to pay certain fees and expenses incurred by the Company incident to the registration of the securities. The Company has agreed to indemnify the selling shareholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.
Selling shareholders may be subject to the prospectus delivery requirements of the Securities Act including Rule 172 thereunder. In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than under this prospectus. The selling shareholders have advised us that there is no underwriter or coordinating broker acting in connection with the proposed sale of the resale securities by the selling shareholders.
We agreed to keep this prospectus effective until the earlier of (i) the date on which the securities may be resold by the selling shareholders without registration and without regard to any volume or manner-of-sale limitations by reason of Rule 144, without the requirement for the Company to be in compliance with the current public information under Rule 144 under the Securities Act or any other rule of similar effect or (ii) all of the securities have been sold pursuant to this prospectus or Rule 144 under the Securities Act or any other rule of similar effect. The resale securities will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the resale securities covered hereby may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.
Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the resale securities may not simultaneously engage in market making activities with respect to the Common Stock for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution. In addition, the selling shareholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of the Common Stock by the selling shareholders or any other person. We will make copies of this prospectus available to the selling shareholders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale (including by compliance with Rule 172 under the Securities Act).
We will bear all costs, expenses and fees in connection with the registration of the shares of Common Stock offered in this prospectus. The selling shareholders will bear any brokerage commissions and similar selling expenses that may result from their resale of the shares of Common Stock offered in this prospectus.
Some of the underwriters, dealers or agents used by the selling shareholders in any offering of securities under this prospectus may be customers of, engage in transactions with, and perform services for us and/or the selling shareholders, as applicable, or affiliates of ours and/or theirs, as applicable, in the ordinary course of business. Underwriters, dealers, agents and other persons may be entitled under agreements which may be entered into with us and/or the selling shareholders to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act, and to be reimbursed by us and/or such selling shareholders for certain expenses.
Any securities initially sold outside the United States may be resold in the United States through underwriters, dealers or otherwise.
Any underwriters to which offered securities are sold by the selling shareholders for public offering and sale may make a market in such securities, but those underwriters will not be obligated to do so and may discontinue any market making at any time.
To comply with the securities laws of some states, if applicable, the securities may be sold in jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the securities may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

LEGAL MATTERS
Durham Jones & Pinegar, P.C., Salt Lake City, Utah, will pass upon the validity of the issuance of the securities to be offered by this prospectus.
EXPERTS
The consolidated financial statements of Dynatronics Corporation as of June 30, 2017 and for the year then ended, incorporated by reference in this prospectus and in the registration statement, have been so incorporated in reliance on the report of Tanner, LLC, an independent registered public accounting firm, incorporated herein by reference, given on the authority of said firm as experts in auditing and accounting.
The consolidated financial statements of Dynatronics Corporation as of June 30, 2016 and for the year then ended, incorporated by reference in this prospectus and in the registration statement, have been so incorporated in reliance on the report of BDO USA, LLP, an independent registered public accounting firm, incorporated herein by reference, given on the authority of said firm as experts in auditing and accounting.
The financial statements of Bird & Cronin, Inc. as of and for the years ended September 30, 2016 and 2015, incorporated by reference in this prospectus and in the registration statement, have been so incorporated in reliance on the report of Cummings, Keegan & Co., P.L.L.P., independent auditors, given on the authority of that firm as experts in auditing and accounting.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 14.	Other Expenses of Issuance and Distribution.

Set forth below are the expenses (other than underwriting discounts and commissions) expected to be incurred in connection with the issuance and distribution of the securities registered hereby. With the exception of the Securities and Exchange Commission registration fee, the amounts set forth below are estimates. The selling shareholders will not bear any portion of such expenses.
Securities and Exchange Commission registration fee	$1,734
Legal fees and expenses	20,000	*
Accounting fees and expenses	25,000	*
Printing expenses		**
Miscellaneous	2,000	*

Total	$48,734	**
* Estimated.

**	These fees are calculated at least in part based on the amount of securities offered and accordingly cannot be estimated at this time.

Item 15.	Indemnification of Directors and Officers.

Section 16-10a-841 of the Utah Revised Business Corporation Act (the "Revised Act") allows a Utah corporation to provide, in its articles of incorporation, bylaws or by shareholder resolution, for the elimination or limitation of personal liability of a director to the corporation or to its shareholders for monetary damages for any action or omission, as a director, except (i) liability for a financial benefit received by a director to which he was not entitled, (ii) intentional infliction of harm on the corporation or the shareholders, (iii) an unlawful distribution to shareholders in violation of the Revised Act, and (iv) intentional violation of criminal law.
Section 16-10a-902 of the Revised Act provides that a Utah corporation may indemnify any individual made a party to a proceeding because he or she is or was a director, against liability incurred in the proceeding, if: (a) the director's conduct was in good faith, (b) the director reasonably believed that his or her conduct was in, or not opposed to, the corporation's best interests; and (c) in the case of any criminal proceeding, the director had no reasonable cause to believe such conduct was unlawful; provided, however, that a corporation may not indemnify a director under Section 16-10a-902 if the director was adjudged liable to the corporation in a proceeding by or in the right of the corporation or adjudged liable for deriving an improper personal benefit. All indemnification is limited to reasonable expenses only.
Section 16-10a-903 of the Revised Act provides that, unless limited by its articles of incorporation, a Utah corporation shall indemnify a director who was successful, on the merits or otherwise, in the defense of any proceeding, or in the defense of any claim, issue or matter in the proceeding, to which the director was a party because he or she is or was a director of the corporation, against reasonable expenses incurred in connection with the proceeding or claim with respect to which the director has been successful.
In addition to the indemnification provided by Sections 16-10a-902 and 16-10a-903, Section 6-10a-905 of the Revised Act provides that, unless otherwise limited by a corporation's articles of incorporation, a director may apply for indemnification to the court conducting the proceeding or to another court of competent jurisdiction.
Under Section 16-10a-904 of the Revised Act, a Utah corporation may pay for or reimburse the reasonable expenses incurred by a director in advance of final disposition of the proceeding if the director furnishes the corporation a written affirmation of his or her good faith belief that the director has met the applicable standard of conduct, provides a written undertaking personally binding the director to pay the advance if it is ultimately determined that he or she did not meet the standard of conduct, and a determination is made that the facts then known to those making a determination would not preclude indemnification. The director's undertaking need not be secured and may be accepted without reference to financial ability to make repayment. Section 16-10a-906 of the Revised Act prohibits a corporation from making any discretionary indemnification, payment or reimbursement of expenses unless a determination has been made that the director has met the applicable standard of conduct.

The determination required under Sections 16-10a-904 and 16-10a-906 of the Revised Act must be made as follows: (1) by a majority vote of a quorum of the board of directors who are not parties to the proceeding; (2) if a quorum cannot be obtained as contemplated by (1), above, by a majority vote of a committee of two or more members of the board of directors who are not parties to the proceeding and are designated by the board of directors; (3) by special legal counsel selected by a quorum of the board of directors or its committee composed of persons determined in the manner prescribed in (1) or (2), above, or if a disinterested quorum of the board of directors or committee is not possible, then selected by a majority vote of the full board of directors, or (4) by a majority of the shareholders entitled to vote by person or proxy at a meeting.
Section 16-10a-907 of the Revised Act provides that, unless a corporation's articles of incorporation provide otherwise, (i) an officer of the corporation is entitled to mandatory indemnification under Section 16-10a-903 of the Revised Act and is entitled to apply for court-ordered indemnification under Section 16-10a-905 of the Revised Act, in each case to the same extent as a director, (ii) a corporation may indemnify and advance expenses to an officer, employee, fiduciary or agent of the corporation to the same extent as a director, and (iii) a corporation may also indemnify and advance expenses to an officer, employee, fiduciary or agent who is not a director to a greater extent, if not inconsistent with public policy, and if provided for by its articles of incorporation, bylaws, general or specific action of its board of directors, or contract.
Section 16-10a-908 of the Revised Act provides that a corporation may purchase and maintain liability insurance on behalf of a person who is or was a director, officer, employee, fiduciary, or agent of the corporation or who, while serving as a director, officer, employee, fiduciary, or agent of the corporation, is or was serving at the request of the corporation as a director, officer, partner, trustee, employee, fiduciary, or agent of another foreign or domestic corporation or other person, or of an employee benefit plan against liability asserted against or incurred by the individual in that capacity or arising from his status as such, whether or not the corporation would have the power to indemnify him or her against the same liability under Sections 16-10a-902, 16-10a-903 or 16-10a-907 of the Revised Act.
Section 16-10a-909 of the Revised Act provides that a provision treating a corporation's indemnification of or advance for expenses to, directors that is contained in its articles of incorporation or bylaws, in a resolution of its shareholders or board of directors or in a contract, (except an insurance policy), or otherwise, is valid only if and to the extent the provision is not inconsistent with Sections 16-10a-901 through 16-10a-909 of the Revised Act. If the articles of incorporation limit indemnification or advancement of expenses, indemnification and advancement of expenses are valid only to the extent not inconsistent with the articles.
The registrant's Articles of Incorporation, as amended, provide that, to the fullest extent permitted by the Revised Act or any other applicable law, a director of the registrant will not be personally liable to the registrant or its shareholders for monetary damages for any action taken or failure to take any action as a director, except liability for (a) the amount of a financial benefit received by a director to which he is not entitled, (b) an intentional infliction of harm on the registrant or its shareholders, (c) a violation of Section 16-10a-842 of the Revised Act (regarding unlawful distributions) or (d) an intentional violation of criminal law.
The Articles of Incorporation also provide that, to the fullest extent permitted by the Revised Act or other applicable law, (a) the registrant will indemnify a person made or threatened to be made a party to any action for all liabilities and expenses incurred by such person in connection with such action because such person is or was a director or officer of the registrant or served at the request of the registrant as a director, officer, partner, trustee, employee, fiduciary or agent of another entity and (b) the registrant will advance expenses to such person in advance of a final disposition of such action.
The Articles of Incorporation further provide that neither an amendment nor repeal of such provisions of the registrant's Articles of Incorporation, nor the adoption of a provision of the registrant's Articles of Incorporation that is inconsistent with such provisions, will eliminate or reduce the effect of such provisions with respect to any matter that occurs or action or proceeding that accrues or arises prior to such amendment or repeal of such provisions or the adoption of a provision that is inconsistent with such provisions.
The registrant's Bylaws require the Registrant to indemnify any individual made a party to a proceeding because the individual is or was a director of the Registrant, against liability incurred in the proceeding, but only if the Registrant has authorized the payment in accordance with Section 16-10a-906(4) of the Revised Act and a determination has been made in accordance with the procedures set forth in Section 16-10a-906(2) of the Revised Act that the individual has met the standards of conduct set forth in items (a), (b), and (c) below.

(a) Standard of Conduct. The Registrant is required to indemnify the individual if the Registrant determines that:
(1) the individual's conduct was in good faith; and
(2) the individual reasonably believed that the individual's conduct was in, or not opposed to, the Registrant's best interests; and
(3) in the case of any criminal proceeding, the individual had no reasonable cause to believe the individual's conduct was unlawful.
(b) The Registrant may not indemnify an individual:
(1) in connection with a proceeding by or in the right of the Registrant in which the individual was adjudged liable to the Registrant; or
(2) in connection with any other proceeding charging that the individual derived an improper personal benefit, whether or not involving action in the individual's official capacity, in which proceeding he or she was adjudged liable on the basis that he or she derived an improper personal benefit.
(c) Indemnification permitted under the Bylaws in connection with a proceeding by or in the right of the Registrant is limited to reasonable expenses incurred in connection with the proceeding.
The Bylaws also provide that if a determination is made following the procedures of Section 16-10a-906(2) of the Revised Act that the individual has met the following requirements; and if an authorization of payment is made, following the procedures and standards set forth in Section 16-10a-906(4) of the Revised Act, then unless otherwise provided in the Articles of Incorporation, the Registrant shall pay for or reimburse the reasonable expenses incurred by an individual who is a party to a proceeding because he is or was a director of the Registrant in advance of final disposition of the proceeding, if:
(a) The individual furnishes to the Registrant a written affirmation of the individual's good faith belief that the individual has met the standard of conduct described above;
(b) The individual furnishes to the Registrant a written undertaking, executed personally or on the individual's behalf, to repay the advance if it is ultimately determined that the individual did not meet the standard of conduct (which undertaking must be an unlimited general obligation of the individual but need not be secured and may be accepted without reference to financial ability to make repayment); and
(c) a determination is made that the facts then known to those making the determination would not preclude indemnification under the Bylaws or Part 9 of the Revised Act.
Unless otherwise provided in the Articles of Incorporation, the Bylaws require the Registrant to indemnify and advance expenses to any individual made a party to a proceeding because the individual is or was an officer, employee, fiduciary, or agent of the Registrant to the same extent as to an individual made a party to a proceeding because the individual is or was a director of the Registrant, or to a greater extent, if not inconsistent with public policy, if provided for by general or specific action of the Board of Directors.
The foregoing description is necessarily general and does not describe all details regarding the indemnification of officers, directors or controlling persons of the registrant.
Item 16.	Exhibits.

The exhibits required to be filed as a part of this Registration Statement are listed in the Exhibit Index attached hereto and incorporated herein by reference.

Item 17.	Undertakings.
The undersigned registrant hereby undertakes:
(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;
(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;
(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.
provided, however, that paragraphs (1)(i), (ii), and (iii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.
(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
(4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:
(A) Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and
(B) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5) or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii) or (x) for the purpose of providing the information required by Section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which the prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.
(5) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;
(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;
(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and
(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.
(6) That, for purposes of determining any liability under the Securities Act of 1933, each filing of registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
(7) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Cottonwood Heights, State of Utah, on October 13, 2017.

DYNATRONICS CORPORATION

By:	/s/ Kelvyn H. Cullimore, Jr.
Kelvyn H. Cullimore, Jr.
President and Chief Executive Officer

POWER OF ATTORNEY
Each person whose signature appears below hereby constitutes and appoints Kelvyn H. Cullimore, Jr. and David A. Wirthlin, and each of them, any of whom may act without the joinder of the other, as his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign on his behalf individually and in each capacity stated below any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents and either of them, or their substitutes, may lawfully do or cause to be done by virtue hereof.
Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated.

Name	Title	Date
/s/ Kelvyn H. Cullimore, Jr. Kelvyn H. Cullimore, Jr.	Chairman, President and Chief Executive Officer (Principal Executive Officer and Director)	October 13, 2017

/s/ David A. Wirthlin David A. Wirthlin	Chief Accounting Officer (Principal Financial Officer and Principal Accounting Officer)	October 13, 2017

/s/ Erin S. Enright Erin S. Enright	Director	October 13, 2017

/s/ David B. Holtz David B. Holtz	Director	October 13, 2017

/s/ Brian M. Larkin Brian M. Larkin	Director	October 13, 2017

/s/Scott A. Klosterman Scott A. Klosterman	Director	October 13, 2017

/s/ R. Scott Ward R. Scott Ward	Director	October 13, 2017

INDEX TO EXHIBITS

Exhibit	Description

3.1	Amended and Restated Articles of Incorporation of Dynatronics Corporation, incorporated by reference to Ex 3.1 to Registration Statement on Form S-3 filed January 27, 2017.

3.2
Certificate of Designations, Preferences and Rights of the Series B Convertible Preferred Stock of Dynatronics Corporation, incorporated by reference to Ex 3.1 to Current Report on Form 8-K filed April 4, 2017.

3.3	Amended and Restated Bylaws, adopted July 20, 2015, incorporated by reference to Current Report on Form 8-K, filed July 22, 2015.

3.4
Certificate of Designation of Rights and Preferences of Series C Non-Voting Convertible Preferred Stock as filed with the Utah Division of Corporations and Commercial Code September 29, 2017, incorporated by reference to Current Report on Form 8-K, filed October 6, 2017.

3.5
Certificate of Designation of Rights and Preferences of Series D Non-Voting Convertible Preferred Stock as filed with the Utah Division of Corporations and Commercial Code September 29, 2017, incorporated by reference to Current Report on Form 8-K, filed October 6, 2017.

4.1
Form of certificate representing Common Stock, no par value, incorporated by reference to a Registration Statement on Form S-1 (No. 2-85045) filed with the Securities and Exchange Commission and effective November 2, 1984.

4.3	Form of Warrant, incorporated by reference to Current Report on Form 8-K filed on September 27, 2017

5	Opinion of Legal Counsel as to legality of securities being registered, filed herewith.

23.1	Consent of Legal Counsel (contained in Exhibit 5)

23.2	Consent of Independent Registered Public Accounting Firm BDO USA, LLP, filed herewith.

23.3	Consent of Independent Auditors Cummings, Keegan & Co., P.L.L.P., filed herewith.

23.4	Consent of Independent Registered Public Accounting Firm Tanner LLC, filed herewith.

24	Power of Attorney (included on Signature Page)